Exhibit (a)(3)

DRAFT FOR REVIEW

CONTACT
Greg Hughes
Chief Financial Officer
(212) 594-2700

SL Green Realty Corp Completes

Reckson Associates Realty Corp. Acquisition

New York, NY, January 25, 2007 - SL Green Realty Corp. (NYSE: SLG) announced today the completion of the previously announced acquisition of Reckson Associates Realty Corp. (NYSE: RA) in a transaction with a total value of approximately $6.0 billion.

In connection with the acquisition, SL Green has acquired interests in six premier office buildings in New York City encompassing approximately 5.6 million square feet. The Company also acquired approximately 3.6 million square feet of top tier commercial office space in Westchester and Connecticut and interests in Reckson’s RSVP investment and certain structured finance investments.

Each share of Reckson’s common stock has been converted into the right to receive approximately $31.68 in cash, a prorated dividend in an amount equal to approximately $0.0977 in cash, and 0.10387 of a share of SL Green common stock. In addition, SL Green has assumed an aggregate of approximately $238.6 million of Reckson mortgage debt, approximately $287.5 million of Reckson’s convertible debt and approximately $967.8 million of Reckson’s unsecured notes.

Simultaneously with the closing, SL Green sold certain assets of Reckson to an investment group led by existing Reckson executive management for a total consideration of approximately $2.0 billion.

Reckson common stock was delisted from the New York Stock Exchange effective at the close of business on January 25, 2007.

About SL Green Realty Corp.

SL Green Realty Corp. is a self-administered and self-managed real estate investment trust, or REIT, that predominantly acquires, owns, repositions and manages a portfolio of Manhattan office properties. As of December 30, 2006 the Company owned 28 office properties totaling approximately 18.9 million square feet. SL Green’s retail ownership totals approximately 300,000 square feet at eight properties.  The Company is the only publicly held REIT that specializes exclusively in this niche.

To be added to the Company’s distribution list or to obtain the latest news releases and other Company information, please visit our website at www.slgreen.com or contact Investor Relations at 212-216-1601.